Filed by Liberty Interactive Corporation pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the

Securities Exchange Act of 1934

Subject Company: Liberty Interactive Corporation

Commission File No.: 001-33982

Excerpts from the Transcript of the Liberty Interactive Corporation
Third Quarter 2013 Earnings Call held on November 5, 2013

Gregory B. Maffei, President and Chief Executive Officer, Liberty Interactive Corporation

. . . So, we had a busy October. . . . We announced our plan at our Investor Day to create Liberty Digital Commerce tracking stock and rename the remainder of the group QVC Group. We’ve been pleased with the market reaction to [this announcement].

. . . Turning to Liberty Digital Commerce, we experienced good revenue growth, 14%, at those businesses to be attributed to Liberty Digital Commerce, which now excludes BuySeasons. Bodybuilding.com was up 27%. CommerceHub, while still small, grew 38%. We had mid single-digit growth at Provide and Backcountry during off quarters for both of them. Their businesses are stronger, either leading into the winter season for Backcountry or into the Mother’s Day and Valentine’s for Provide.

. . .We saw improving trends throughout the quarter at Bodybuilding. And again, great growth in profitability as well as revenue at CommerceHub. And at Provide, operational changes and a resetting of our merchandise offering at Red Envelope impacted the quarter in advance of the more important holiday season.

. . .

Christopher W. Shean, Chief Financial Officer and Senior Vice President, Liberty Interactive Corporation

. . . QVC’s net revenue on a consolidated basis, they increased 2% while adjusted OIBDA increased 3% for the quarter. Liberty Interactive’s eCommerce businesses grew 7% for the quarter, while adjusted OIBDA decreased to a loss of $5 million.

. . .

Michael A. George, President and Chief Executive Officer, QVC, Inc.

. . . We were very pleased with our results in the quarter, with consolidated revenue up 4% and adjusted OIBDA up over 5% on a constant currency basis.

. . . We’re also seeing healthy and balanced growth across all customer types. Sales from new customers grew 4% in constant currency, with particular strength in the US and the UK. Sales from existing customers grew 6% and sales from reactivated customers grew 13%. And our customer loyalty remains high, with existing customer retention at 89%, unchanged from last year.

. . .

Question

. . . Firstly, I think Inc. 5000 reported that Bodybuilding had I think $320 million in revenues last year. I know it’s a pretty consistent 20%, 30% type growth rate. I mean that clearly masks a lot of volatility in some of the other underlying businesses. Yeah, I think if you looked at the value on that, on some of the specialty retailing or eCommerce comps then maybe there would be a good chunk of what the [new tracking stock] could be at prospectively coming out. But is there an argument for breaking this up? I mean, it’s a bit of dog’s breakfast in terms of some of the businesses are performing really well. I know there are commonalities on the system side and all that. But it just feels like there are some things that cancel each other out.

. . .

Gregory B. Maffei

. . . I think you’re right to note that we have some very high growth businesses in the Liberty Digital portfolio, and then we have some which are in more challenged categories. I think in almost every case, we have a plan that we have confidence in that we’re investing behind, that can accelerate that growth in the ones that are looking at more challenged categories. We’ll see how that goes.

That having being said, I do think that one of the benefits of the tracker is creating greater focus around this and greater opportunity for us to do some things in terms of partnerships or the like that will be more meaningful in the context of the Liberty Digital tracker size, and would have frankly been somewhat lost around LINTA. So we’re certainly aware of that. We’re also aware that Liberty has been known to shift its portfolio over time. And in some of these, we have pretty good basis; in others, we don’t. So we’ll see how it all plays out.

. . .

Question

. . . A question on [the] commerce group. As I look to try to value the asset [following the creation of the new tracking stock], maybe you could help me out or help us out with the one-, two-, three-year revenue growth trajectory for these businesses as whole, as well as the margin expansion? And also out of their five major businesses, which ones are you most excited about along the lines of revenue growth and margin expansion? And has anything changed from a capital structure perspective since the analyst day? Thanks.

Gregory B. Maffei

I’ll take the easy one first. I don’t think we’ve anticipated any change. We announced that we were going to seek a $250 million credit facility of which roughly an average balance of about $60 million would be drawn, and I still think we believe that.

As far as which businesses we love, that’s like the one about all your children, you’re reluctant to say which one you like even if it’s one of them or another that are making you less or more happy. That having been said, just as practical matter the fastest growth assets in there have been CommerceHub and Bodybuilding over the last several years. And I don’t think that’s going to change. I think there are plans, good investments plans that provide around RedEnvelope, there are good investments plans around Backcountry, but unfortunately some of Backcountry’s results are going to be impacted by weather. Let it snow early, let it be cold early in San Francisco, New York, LA, that will make us very happy. And then at BuyCostumes we’re probably in the toughest of somewhat of a turnaround mode. And I think management there has got a good plan, but it’s probably the toughest space.

As far as the overall growth rates, I think we’ve been looking at numbers which have been averaging sort of mid-teens plus, and I don’t think that’s an unrealistic set of assumptions. It could get better, but that’s probably a conservative set.

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Forward Looking Statements

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed new tracking stocks and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed new tracking stocks. These forward looking statements speak only as of the date of the earnings call, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty, including the most recent Form 10-K and Forms 10-Q, for additional information about Liberty and about the risks and uncertainties related to Liberty’s business which may affect the statements made in foregoing transcript.

Additional Information

Nothing in the foregoing transcript shall constitute a solicitation to buy or an offer to sell shares of the proposed QVC Group tracking stock, the proposed Liberty Digital Commerce tracking stock or Liberty’s existing common stock. The offer and sale of shares of the proposed new tracking stocks will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because they will contain important information about the issuance of shares of the proposed tracking stocks. Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the new tracking stocks. Information regarding the directors and executive officers of Liberty and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.